Eletrobrás

DFR
AV.PRES.VARGAS, 409, 9°and.
20071-003 RIO DE JANEIRO-RJ
TEL: (021) 514-6327
FAX: (021) 242-2694

CTA/DFR- 9306 /02

02055133

Rio de Janeiro, September 23rd, 2002.

02 OCT -2 AM 10:27

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549 - USA
Att.: DIVISION OF CORPORATION FINANCE

SUPPL

Re: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 for Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (File nº 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) (the "Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of RELEVANT FACT published on September 22nd, 2002.

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

With regards,

MARY-ANNIE CAIRNS GUERRERO
Head of Funding and Investor Relations Department

dw 10/3

Centrais Elétricas Brasileiras S.A. - ELETROBRÁS
Light Participações S.A. - LIGHTPAR
Ministry of Mines and Energy

RELEVANT FACT

The Extraordinary Shareholders Meeting of Eletronet S/A, with CNPJ/MF under number 03.052.673/0001-83, held on this date, due to the default of AES Bandeirante Empreendimentos Ltda. in meeting its obligation of applying the monetary correction of the fourth integral part, in regard to the social capital of the company, has decided for:

a) suspension of rights of shareholder AES Bandeirante Empreendimentos Ltda., listed on item 16.5 of the Shareholders Agreement, including voting right;

b) indication of new participants from the Administrative Council, to replace the members indicated by shareholder AES Bandeirante Empreendimentos Ltda.

The Investor Relations Directors from Lightpar and Eletrobrás will maintain the shareholders, investors, market and the public in general well informed on the matter, according to Instrução CVM nº 358, dated January 3, 2002.

Rio de Janeiro, September 20, 2002

JOSÉ EUDES FREITAS
Investor Relations Director
LIGHTPAR

NEREU RAMOS NETO
Investor Relations Director
ELETROBRÁS